                   [CONVERGENT GROUP CORPORATION LETTERHEAD]

                       6399 South Fiddler's Green Circle
                                   Suite 600
                           Englewood, Colorado 80111
                             Telephone 303.741.8400
                             Facsimile 303.741.8401

                     BY FIRST CLASS MAIL

                     Dear Stockholder:

                         On October 13, 2000, Convergent Group Corporation (the
                     "Company") entered into an Agreement and Plan of Merger with Schlumberger Technology Corporation, a Texas corporation ("STC"), Convergent Holding Corporation, a Delaware corporation and a wholly owned subsidiary of STC ("Parent"), and Convergent Acquisition Sub., Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), that provides for the acquisition of all of the shares of common stock, par value $0.001 per share, of the Company by Purchaser at a price of $8.00 per share.

                         The Purchaser has today commenced a cash tender offer
                     for any and all of the issued and outstanding shares of common stock of the Company at a price of $8.00 net per share. If Parent beneficially owns at least a majority of the common stock (on a fully diluted basis) and certain other conditions are satisfied or waived and the tender offer is consummated, the merger agreement provides that, following the tender offer, Purchaser will merge with and into the Company and any remaining shares of common stock of the Company will be converted into the right to receive $8.00 per share in cash, without interest.

                         At a meeting on October 13, 2000, your Board of
                     Directors, by unanimous vote of all directors, based on, among other things, the unanimous recommendation of a Special Committee of the Board comprised of independent directors (i) determined that the merger is advisable and that the terms of the offer, the merger, the merger agreement and the transactions contemplated thereby are fair to, and in the best interests of, the Company and its stockholders, (ii) approved the offer and the merger and approved and adopted the merger agreement, and
                     (iii) recommended the offer to, and the approval of the merger agreement and the transactions contemplated thereby by, the stockholders of the Company.

                         In arriving at its recommendation, the Board gave
                     careful consideration to the factors described in the enclosed tender offer materials and Schedule 14D-9. Included with the Company's Schedule 14D-9 is the written opinion, dated October 13, 2000, of Morgan Stanley & Co. Incorporated, the Special Committee's financial advisor, to the effect that, as of that date and based on and subject to the matters described in the opinion, the price per share of $8.00 to be received in the offer and the merger by the holders of shares of common stock was fair, from a financial point of view, to such holders.

                         Enclosed for your consideration are copies of the
                     tender offer materials and the Company's Schedule 14D-9, which are being filed today with the Securities and Exchange Commission. These documents should be read carefully.

                                         Sincerely,

                                         /s/ Glenn E. Montgomery, Jr.
                                         Glenn E. Montgomery, Jr.
                                         Chairman, President and Chief Executive
                                         Officer